Exhibit 99.1

Third Quarter 2011 Report to Shareholders

For the Three and Nine Months Ended May 31, 2011
(Unaudited)

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

TABLE OF CONTENTS

HIGHLIGHTS	3
Significant Events in the Quarter	3
Significant Events Subsequent to the Quarter	4
Management’s Discussion and Analysis	5
Overview of Consolidated Results	6
Radio	9
Television	10
Corporate	11
Quarterly Consolidated Financial Information	11
Risks and Uncertainties	12
Outlook	12
Financial Position	13
Liquidity and Capital Resources	13
Outstanding Share Data	15
Changes in Internal Control Over Financial Reporting	15
Key Performance Indicators	15
Impact of New Accounting Policies	16
Recent Accounting Pronouncements	16
Consolidated Financial Statements and Notes	19

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

HIGHLIGHTS

Financial Highlights
(These highlights are derived from the unaudited consolidated financial statements)	Three months ended		Nine months ended
(in thousands of dollars except per share amounts)	May 31,		May 31,
	2011	2010	2011	2010
Revenues
Radio	50,745	51,374	148,031	144,852
Television	161,043	147,013	476,989	435,242
	211,788	198,387	625,020	580,094
Segment profit
Radio	16,000	17,506	44,186	44,230
Television	68,535	59,452	205,652	179,724
Corporate	(7,258)	(7,511)	(22,948)	(19,502)
	77,277	69,447	226,890	204,452

Net income from continuing operations	39,229	28,255	110,344	112,486

Basic earnings per share
From continuing operations	$0.48	$0.35	$1.35	$1.40
From discontinued operations	$-	$0.04	$0.08	$0.09
	$0.48	$0.39	$1.43	$1.49

Significant Events in the Quarter
•
On March 1, 2011, the Company commenced broadcasting a new HD offering, OWN:  Oprah Winfrey Network in Canada.  OWN provides Canadian viewers with access to a stellar lineup of original series and specials that focus on entertaining, informing and inspiring viewers to live their best lives.  This follows Corus’ successful launch of YTV HD on January 11, 2011 and Movie Central HD on October 1, 2010.

•
On March 3, 2011, Corus Quay was recognized as Office Development of the Year at the 10th Annual NAIOP Real Estate Excellence (REX) Awards for developments in the Greater Toronto Area.  According to NAIOP, “The awards criteria focus on results (quality and performance), skills (teamwork, collaboration, innovation and creativity) and values (community and environmental awareness)”.

•	On March 10, 2011, the Corus-supported Serendipity Point Film’s motion picture, Barney’s Version, won seven Genie Awards.
•
On March 11, 2011, Corus Radio announced that Corus Radio Toronto, London, Calgary and Cornwall had won 10 awards at Canadian Music Week’s 2011 Crystal Awards and the 29th Annual Canadian Music & Broadcast Industry Awards. These industry awards celebrate the best in Canadian radio, acknowledging on-air personalities, programming and creativity.

•
On March 11, 2011, the Company’s $500 million credit facility with a syndicate of banks was amended. The principal amendments were a reduction in interest margins applicable to floating interest rates and a one year extension of the maturity date to February 11, 2015.

•	On March 31, April 29 and May 31, 2011, the Company paid a monthly dividend of $0.062083 and $0.0625 to holders of its Class A and Class B Shares, respectively.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

•
During the week of April 4, 2011, Corus appeared before a panel of the Canadian Radio-television and Telecommunications Commission (“CRTC”) to present its plans for the group based renewal of its television asset broadcast licenses.  A renewal decision by the CRTC is anticipated before the end of July, 2011.

•
On April 25, 2011, the Company was advised that the Shaw Family, and entities owned or controlled by them, completed the purchase of an additional 250,000 Class B Non-Voting Shares of the Company during the week of April 18, 2011.  According to information provided to the Company, the Shaw Family, and entities owned or controlled by them, hold 7,715,667 Class A Voting Shares and Class B Non-Voting Shares combined of the Company.

•
On April 26, 2011, Corus was named one of Canada’s top 50 Greenest Employers for 2011.  The award recognizes employers that create a culture of environmental awareness in their organizations, have developed exceptional earth-friendly initiatives and are attracting people to their organizations because of their environmental leadership.

•
On May 25, 2011, the Company announced its plan to file a notice of intention to make a Normal Course Issuer Bid (“NCIB”) for its Class B Non-Voting Participating Shares through the facilities of the Toronto Stock Exchange (“TSX”).  The NCIB was conditional on TSX approval.

Significant Events Subsequent to the Quarter
•
On June 14, 2011, the Company announced that the Toronto Stock Exchange (“TSX”) accepted the notice filed by Corus of its intention to make a Normal Course Issuer Bid (“NCIB”) for its Class B Non-Voting Participating Shares through the facilities of the TSX, or any other alternative Canadian trading system.  Pursuant to the terms of its NCIB, Corus may, during the 12-month period commencing June 16, 2011 and ending June 15, 2012, purchase for cancellation up to a total of 3,900,000 Class B Non-Voting Participating Shares, which represent approximately 5% of its 78,929,367 Issued and Outstanding Class B Non-Voting Participating Shares as at May 31, 2011.

•	On June 16, 2011, Corus launched the ExploreMusic App for iPhone and iPod touch on the App Store, presented by WIRELESSWAVE.
•	On June 30, 2011, the Company paid a monthly dividend of $0.062083 and $0.0625 to holders of its Class A and Class B shares, respectively.
•
On July 14, 2011, the Company announced that its Board of Directors had approved a 16% increase in its annual dividend.  The Company’s monthly dividend for holders of its Class A and Class B shares was increased to $0.072083 and $0.0725, respectively or $0.865 and $0.87, respectively on an annual basis.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

Management’s Discussion and Analysis

Management’s Discussion and Analysis of the financial position and results of operations for the three months ended May 31, 2011 is prepared at June 30, 2011.  The following should be read in conjunction with Management’s Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2010 Annual Report and the consolidated financial statements and notes of the current quarter.  The financial highlights included in the discussion of the segmented results are derived from the unaudited consolidated financial statements.  All amounts are stated in Canadian dollars unless specified otherwise.

Cautionary statement regarding forward-looking statements

To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”). These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, including without limitation, factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business;  and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

Overview of Consolidated Results

The major change in our consolidated results arises from the disposition of the Quebec Radio segment of our business in the second quarter fiscal 2011 and the separate presentation as discontinued operations in all periods presented.  The following discussion describes the significant changes in the consolidated income statement from continuing operations.

Net income from continuing operations for the third quarter was $39.2 million on revenues of $211.8 million, as compared to net income from continuing operations of $28.3 million on revenues of $198.4 million in the prior year.  Television segment profit increased by 15%, while Radio decreased by 9%.  Refer to the discussion of segmented results for further analysis.

Net income from continuing operations for the nine month period ended May 31, 2011 was $110.3 million on revenues of $625.0 million, as compared to net income from continuing operations of $112.5 million on revenues of $580.1 million in the prior year.  Television segment profit increased by 14%, while Radio remained consistent with prior year.

Revenues

Revenues from continuing operations for the third quarter were $211.8 million, an increase of 7% from $198.4 million last year.  Subscriber and advertising revenues increased 5% in the quarter.  Revenues increased 10% in the third quarter for Television, with Radio decreasing 1%.  For the nine month period, revenues from continuing operations of $625.0 million represented an increase of 8% from $580.1 million last year.  Subscriber revenues increased 7% and advertising revenues increased 6% in the nine month period.  Television and Radio revenues increased 10% and 2% respectively in the nine month period. Refer to the discussion of segmented results for additional analysis of revenues.

Direct cost of sales, general and administrative expenses

Direct cost of sales, general and administrative expenses from continuing operations for the third quarter were $134.5 million, up 4% from $128.9 million in the prior year. This increase results from higher cost of sales in the Television division and higher general and administrative costs in Television and Radio.  For the nine month period, expenses of $398.1 million represented a 6% increase over the prior year and are attributable to higher cost of sales in the Television division and higher Corporate costs.  Refer to the discussion of segmented results for additional analysis of expenses.

Depreciation

Depreciation expense from continuing operations of $6.2 million for the third quarter and $18.4 million for the nine month period was higher than prior year due to the depreciation of Corus Quay assets, which commenced in the fourth quarter of fiscal 2010.

Interest expense

Interest expense of $45.9 million for the nine month period was higher than prior year due to the issuance of new debt in the second quarter of fiscal 2010.  In February 2010, the Company issued $500.0 million in senior unsecured guaranteed notes due 2017 (the “Notes”) that pay interest at 7.25%. The Company used these proceeds to pay down bank debt.  The effective interest rate on bank loans and notes for the first three quarters of fiscal 2011 was 6.9% compared to 5.1% on bank loans last year.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

On March 11, 2011, the Company’s $500.0 million credit facility with a syndicate of banks was amended.  The principal amendments were to reduce interest margins applicable to floating interest rates and a one year extension of the maturity date to February 11, 2015.

Disputed regulatory fees

In October 2009, a settlement was reached between the Government of Canada and members of the broadcasting industry in respect of disputed Part II license fees.  The settlement includes waiving Part II license fees that were not collected for the broadcasting years 2007, 2008 and 2009. The Company had accrued $14.0 million related to continuing operations over that period, and reversed this accrual in the first quarter of fiscal 2010.

Debt refinancing

In the second quarter of fiscal 2010, the Company issued $500.0 million in Notes. The proceeds of the Notes issue were used to pay down the existing $500.0 million term facility.  Concurrently, the interest rate swap agreements that fixed the interest rate on $400.0 million of the bank debt were terminated, and the Company amended its credit facility with a syndicate of banks. These transactions resulted in the Company recording a pre-tax debt refinancing cost of $14.3 million. The components of this refinancing include mark-to-market payments on the termination of the interest rate swap agreements, and the non-cash write-off of deferred financing fees related to the previous credit facility.

Restructuring expense

Restructuring expense for the nine month period of $2.3 million is comprised of employee-related expenses associated with the organizational restructuring that occurred in the fourth quarter of fiscal 2010 and redundant rents for facilities vacated subsequent to the move to the Corus Quay location.

Other expense/ (income), net

Other income from continuing operations for the nine month period was $2.2 million, compared to an expense of $7.8 million last year. The difference relates primarily to higher foreign exchange gain and equity earnings in fiscal 2011.  As well, the prior year includes pre-occupancy lease costs for Corus Quay.

Income tax expense

The effective tax rate for the nine month period of fiscal 2011 was 27.9%, compared to the Company’s 29.0% statutory rate.  The prior year included a future tax recovery of $14.2 million representing a reduction in the Ontario provincial long-term tax rate.

Net income and earnings per share

Net income from continuing operations for the third quarter was $39.2 million, compared to $28.3 million last year. Earnings per share from continuing operations for the third quarter were $0.48 basic and $0.47 diluted, compared to $0.35 basic and diluted last year.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

Net income from continuing operations for the nine month period was $110.3 million, compared to $112.5 million last year.  Net income from continuing operations for the prior year-to-date includes a reversal of the disputed regulatory fee accrual, a reduction in the income tax rate and a debt refinancing cost.  Removing the impact of these items results in adjusted prior year-to-date basic earnings per share of $1.22 compared to $1.40.  The weighted average number of shares outstanding is relatively unchanged from the prior year.

Other comprehensive income (loss), net of tax

The significant item in other comprehensive income in the prior year was the change in the unrealized fair value of the Company’s interest rate swap agreements. In the second quarter of fiscal 2010, the Company terminated the agreements. As a result, the unrealized change in the fair value of the agreements that were previously recorded in other comprehensive income were reversed through other comprehensive income and recorded in net income as a component of the debt refinancing.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

Radio

The Radio division comprises 37 radio stations situated primarily in 7 of the 10 largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is one of Canada’s leading radio operators in terms of revenues and audience reach.

Financial Highlights

	Three months ended		Nine months ended
(thousands of Canadian dollars)	May 31,		May 31,
	2011	2010	2011	2010
Revenues
West	23,499	25,142	69,301	71,219
Ontario	27,246	26,232	78,730	73,633
	50,745	51,374	148,031	144,852

Segment profit
West	7,918	9,208	21,526	23,962
Ontario	8,082	8,298	22,660	20,268
	16,000	17,506	44,186	44,230

Third quarter revenues decreased 1%, but increased 2% year-to-date resulting from softer May ad sales in key categories such as Automotive, Beer, and Home and Garden.  Revenues in the West decreased 7% for the quarter and 3% year-to-date due to rating challenges in Vancouver and rate compression on local bookings in Edmonton.  However, these challenges were partially offset by gains in Ontario which generated a 4% revenue increase in the quarter and 7% year-to-date, driven by strong growth in Toronto.

Direct cost of sales, general and administrative expenses for the third quarter increased 3% from both the prior year quarter and year-to-date.  Variable expenses increased 3% for the quarter and 6% year-to-date mainly as a result of higher copyright fees and the reinstatement of sales pension contributions for sales employees.  Fixed costs, which represent a much higher proportion of the cost structure, increased 2% for both the quarter and the year-to-date compared to prior year.  This increase was primarily due to the reinstatement of pension contributions for non-sales employees.

Segment profit decreased 9% in the third quarter and is flat year-to-date.  Although margins declined in the West for the year-to-date from lower revenues, margins have improved in Ontario.

On February 1, 2011, the Company’s Quebec operations were sold to Cogeco Inc.  Subsequently, Corus Radio’s Quebec segment was retroactively restated as a discontinued operation.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

Television

The Kids segment comprises: YTV; Treehouse TV; Nickelodeon (Canada); a 50% interest in TELETOON and TELETOON Retro, and the Nelvana content business. The Specialty and Pay segment comprises: W Network; OWN: Oprah Winfrey Network (rebranded from VIVA March 1, 2011); W Movies; Sundance Channel (Canada); Corus’ western Canadian premium television services Movie Central (including HBO Canada) and Encore Avenue; three local television stations, and the Company’s majority interests in CMT Canada, Telelatino, DUSK and Cosmopolitan TV.
Financial Highlights

	Three months ended		Nine months ended
(thousands of Canadian dollars)	May 31,		May 31,
	2011	2010	2011	2010
Revenues
Kids	65,986	57,425	208,812	182,071
Specialty and Pay	95,057	89,588	268,177	253,171
	161,043	147,013	476,989	435,242

Segment profit
Kids	27,961	23,233	92,323	78,799
Specialty and Pay	40,574	36,219	113,329	100,925
	68,535	59,452	205,652	179,724

Revenues increased 10% in the third quarter reflecting an 11% increase in advertising revenues, a 5% increase in subscriber revenues and a 21% increase in other revenue.  Total specialty advertising revenues were up 15% in the quarter as a result of strong ratings growth and the success in monetizing our “co-view” audience, particularly in our Kids segment and on CMT network.  Non-specialty advertising revenues were down 31% as a result of the closure of our former cable advertising service in August 2010.  Subscriber revenue growth for the quarter reflects strong paid subscriber growth at CosmoTV, Sundance Channel and Movie Central.  Increased merchandising and production revenues from the Content business fueled the solid growth in other revenues for the quarter.  Year-to-date advertising revenues have increased 10% while subscriber revenues increased 7%.  Movie Central (including HBO Canada) finished the quarter with 1,024,000 subscribers, up 6% from the same period last year, and up 35,000 subscribers from the previous quarter.

Direct cost of sales, general and administrative expenses increased 6% in both the third quarter and year-to-date.  Direct cost of sales, which includes amortization of program rights and film investments, and other cost of sales increased 8% for the quarter and 11% year-to-date.   Program rights amortization has increased as a result of variable costs associated with higher subscriber levels, increased output from program supply agreements, planned investments in programming, particularly for our Women’s and Pay networks, and Canadian content requirements based on the prior year’s revenues as a result of conditions of license.   Amortization of film investments have increased from higher cost of sales associated with increased revenues from third party service work at our studios.  Other cost of sales associated with the merchandising business have also increased in line with higher merchandising revenues in the quarter and year-to-date.  General and administrative expenses increased 2% in the quarter due to the incremental costs associated with the launch of OWN: Oprah Winfrey Network, but have declined 1% year-to-date as the savings from our organizational restructuring in 2010 partially offset these costs.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

Corporate

The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating segments.

Financial Highlights

	Three months ended		Nine months ended
(thousands of Canadian dollars)	May 31,		May 31,
	2011	2010	2011	2010
Stock-based compensation	2,003	2,496	6,722	5,826
Other general and administrative costs	5,255	5,015	16,226	13,676
	7,258	7,511	22,948	19,502

Stock-based compensation includes the expenses related to the Company’s Performance Share Units (“PSUs”), stock options and other long-term incentive plans.  The expense fluctuates with changes in assumptions, primarily the Company’s share price and number of units outstanding.  The increase in stock-based compensation in the current year reflects a higher share price at the end of the third quarter compared to the prior year as well as the granting of additional units under the long-term incentive plan in the current year.

Other general and administrative costs were up from the prior year and include increased facility costs at Corus Quay, which commenced occupancy in the fourth quarter of fiscal 2010.

Quarterly Consolidated Financial Information

The following table sets forth certain unaudited data derived from the unaudited consolidated financial statements for each of the eight most recent quarters ended May 31, 2011.  In management’s opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company’s Annual Report for the year ended August 31, 2010.

(thousands of Canadian dollars, except per share amounts)
	Revenues (1)	Segment (1)	Net income (1)	Earnings per share (1)
		profit		Basic	Diluted
2011
3rd quarter	211,788	77,277	39,229	$0.48	$0.47
2nd quarter	191,076	60,959	27,445	$0.34	$0.33
1st quarter	222,156	88,654	43,670	$0.54	$0.53
2010
4th quarter	187,436	51,518	3,151	$0.04	$0.04
3rd quarter	198,387	69,447	28,255	$0.35	$0.35
2nd quarter	177,500	55,050	14,239	$0.18	$0.18
1st quarter	204,207	79,955	69,992	$0.87	$0.86
2009
4th quarter	180,938	58,060	19,999	$0.25	$0.25
(1) Reflects results for continuing operations

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

Seasonal fluctuations

As discussed in Management’s Discussion and Analysis for the year ended August 31, 2010, Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. In particular, as the Company’s broadcasting businesses are dependent on general advertising and retail cycles associated with consumer spending activity, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

Significant items causing variations in quarterly results
•	Net income for the fourth quarter of fiscal 2010 was negatively impacted by a charge of $12.9 million related to the Company’s organizational restructuring to streamline operating processes.
•	Net income in the fourth quarter of fiscal 2010 was negatively impacted by an accrual of $6.0 million related to the new Radio tariffs introduced in July 2010.
•	Net income in the second quarter of fiscal 2010 was negatively impacted by $14.3 million in expenses related to the refinancing of the Company’s debt.
•	Net income in the first quarter of fiscal 2010 was positively impacted by $14.2 million in income tax rate changes and the reversal of a $14.0 million disputed regulatory fee accrual.
•
Revenues in the third quarter of fiscal 2009 decreased from the previous year, as the Canadian economy had a negative impact on the advertising market.  The impact was most pronounced in the Radio division.

•	Net loss in the third quarter of fiscal 2009 includes broadcast license and goodwill impairment charges of $167.3 million, net of tax, related to the Radio division.

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2010.

Outlook

At its annual Investor Day in September 2010, the Company updated investors on the Company’s fiscal 2010 strategic priorities and provided near-term financial guidance for the 2011 fiscal year.  In particular, the Company announced its fiscal 2011 guidance targets of consolidated segment profit of $285.0 million to $295.0 million, and free cash flow of $100.0 million. Despite disposal of Quebec radio operations in the second quarter this annual guidance remains unchanged at the end of the third quarter of fiscal 2011.

To view the Investor Day presentation, please visit the Company’s website at www.corusent.com.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

Financial Position

Total assets at May 31, 2011 and August 31, 2010 were $2.1 billion.  The major change in our financial position resulted from the disposition of the Quebec Radio segment of our business and the separate presentation as discontinued operations in all periods presented.  The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2010.

Current assets increased by $42.6 million.  Cash and cash equivalents increased by $52.5 million.  Refer to the discussion of cash flows in the next section.  Accounts receivable increased by $28.3 million.  The accounts receivable balance typically grows in the first and third quarters and decreases in the second quarter as a result of the broadcast revenue cycle. The Company carefully monitors the aging of its accounts receivable.

Tax credits receivable increased by $8.4 million as a result of accruals related to film production.  Investments and other assets increased by $22.0 million primarily as a result of an increase in intangibles related to the launch of OWN.  Capital assets increased by $20.6 million, as spending on Corus Quay continued in the first three quarters of fiscal 2011 and was offset by increased depreciation.  Broadcast licenses and goodwill balances remained consistent with August 31, 2010.  Program and film rights (current and non-current) increased by $9.7 million, as additions of acquired rights of $139.3 million were offset by amortization during the period.  Film investments increased by $3.5 million, as net film spending of $51.5 million was offset by film amortization and accruals for tax credits.

Accounts payable and accrued liabilities increased by $18.0 million as a result of increased dividends payable, capital leases payable and current program rights payable.  Income taxes payable increased by $14.3 million due to the timing of income tax installment payments.

Long-term debt decreased by $71.8 million.  The Company utilized cash received from the disposition of the Quebec Radio segment to pay down bank loans.  Other long-term liabilities increased by $10.3 million due to increases in long-term program rights payable and trade mark intangible liabilities which were partially offset by reductions in capital lease accruals.

The exercise of employee stock options added $12.9 million to share capital and the issuance of shares from treasury under the Company’s dividend reinvestment plan added $9.3 million to share capital.  Contributed surplus decreased by $2.6 million of which $3.4 million relates to the exercise of employee stock options offset by $0.8 million of stock-based compensation expense.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position increased by $52.5 million in fiscal 2011, compared to an increase of $23.7 million in the prior year.  Free cash flow from continuing operations for fiscal 2011 was $90.7 million, compared to free cash flow of $46.3 million in the prior year.  After adding back the impact of business combinations in 2010, adjusted free cash flow was $82.3 million.  This increase in free cash flow reflects lower investment activities, specifically in the area of capital additions.  Refer to Key Performance Indicators for a reconciliation of free cash flow to consolidated statements of cash flows.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

Cash provided by operating activities from continuing operations in fiscal 2011 was $128.3 million, compared to $132.5 million last year.  Net income from continuing operations, before non-cash items resulted in a cash flow increase of $19.6 million year-to-date.  Lower cash spend on program and film rights also resulted in a cash flow increase of $10.7 million.  These were offset by an increase in working capital usage of $25.1 million and higher film investments spend of $9.4 million.

Cash used in investing activities from continuing operations in the fiscal 2011 was $37.6 million, compared to cash used of $86.1 million last year.  In the first quarter of fiscal 2010, the Company completed the acquisition of two specialty television services for cash of $40.0 million, less a $4.0 million holdback to be paid later in the fiscal year.

Cash used in investing activities from discontinued operations in the second quarter fiscal 2011 includes proceeds from the sale of the Quebec Radio segment for cash of $84.0 million, less a $9.0 million holdback to be received in February 2012.

Cash used in financing activities in fiscal 2011 was $110.7 million, compared to cash used of $22.6 million in the prior year.  In the current year, the Company used the proceeds from the sale of the Quebec Radio segment to repay a portion of bank debt.  In the prior year, the Company issued $500.0 million in senior unsecured guaranteed notes, and used the proceeds to repay a portion of the bank debt balance.  These transactions resulted in the payment of financing and swap termination fees of $31.0 million.

Liquidity

As at May 31, 2011, the Company has available approximately $365.2 million under a revolving term credit facility.  On March 11, 2011, the Company’s $500.0 million credit facility with a syndicate of banks was amended.  The principal amendments were to reduce interest margins applicable to floating interest rates and a one-year extension of the maturity date to February 11, 2015.  Interest rates on the Company’s facilities fluctuate with Canadian bankers’ acceptances and LIBOR.

As at May 31, 2011, the Company had a cash balance of $60.4 million and a positive working capital balance.  Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for the next 12 months.

Net debt to segment profit

As at May 31, 2011, net debt was $559.7 million, down from $683.9 million at August 31, 2010.  Net debt to segment profit at May 31, 2011 was 2.0 times compared to 2.7 times at August 31, 2010.  This ratio remains below management’s stated long-term range of 3.0 to 3.5 times.

Off-balance sheet arrangements and derivative financial instruments

In the second quarter of fiscal 2010, the Company terminated its interest rate swap agreements that had fixed a portion of the interest rate on its bank debt.  As a result, the Company has no derivative instruments outstanding as at May 31, 2011.

Contractual commitments

The Company has added no significant unfulfilled contractual obligations in fiscal 2011.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

Outstanding Share Data

As at June 30, 2011, 3,439,212 Class A Voting Shares and 79,007,154 Class B Non-Voting Shares were issued and outstanding.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred in the nine months ended May 31, 2011 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators.  These have been outlined in the Management’s Discussion and Analysis contained in the Annual Report for the year ended August 31, 2010, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

In particular, segment profit is calculated as revenues less direct cost of sales, general and administrative expenses as reported in the Company’s consolidated statements of income and retained earnings. Segment profit may be calculated and presented for an individual operating segment, a line of business, or for the consolidated Company.  The Company believes this is an important measure as it allows the Company to evaluate the operating performance of its business segments and its ability to service and/or incur debt; therefore, it is calculated before (i) non-cash expenses such as depreciation and amortization; (ii) interest expense; and (iii) items not indicative of the Company’s core operating results, and not used in management’s evaluation of the business segment’s performance, such as: goodwill and broadcast license impairment; disputed regulatory fees; debt refinancing loss and certain other income and expenses (note 10 to the interim consolidated financial statements).  Segment profit is also one of the measures used by the investing community to value the Company and is included in note 12 to the interim consolidated financial statements.

Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.  The following tables reconcile those key performance indicators that are not in accordance with GAAP measures:

Free cash flow (1)
	Three months ended		Nine months ended
	May 31,		May 31,
(thousands of Canadian dollars)	2011	2010	2011	2010
Cash provided by (used in):
Operating activities	49,074	48,024	128,312	132,496
Investing activities	(5,527)	(23,027)	(37,591)	(86,147)
Free cash flow	43,547	24,997	90,721	46,349
(1) Reflects results from continuing operations

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

Net debt
	As at May 31,	As at August 31,
(thousands of Canadian dollars)	2011	2010
Long-term debt	620,114	691,891
Cash and cash equivalents	(60,425)	(7,969)
Net debt	559,689	683,922

Net debt to segment profit
	As at May 31,	As at August 31,
(thousands of Canadian dollars)	2011	2010
Net debt (numerator)	559,689	683,922
Segment profit (denominator)(1)	278,408	255,970
Net debt to segment profit	2.0	2.7
(1) Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the “Quarterly Consolidated Financial Information” section of Management’s Discussion and Analysis.

Impact of New Accounting Policies

There are no pending accounting changes under Canadian GAAP that will be adopted prior to conversion to IFRS.

Recent Accounting Pronouncements

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required in Canada for publicly accountable profit-oriented enterprises for fiscal years beginning on or after January 1, 2011.  The Company will be required to report using IFRS beginning September 1, 2011.  The Company has implemented an IFRS project, and has committed adequate internal and external resources towards this project, including assembling a project team with a project team leader that includes senior levels of management.  Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS project has been established.

Although the Company has completed preliminary assessments of accounting and reporting differences, impacts on systems and processes, it has not yet finalized these assessments.  As the Company finalizes its determination of the significant impacts on its financial reporting it intends to disclose such impacts in future Management’s Discussion and Analysis.

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of the adoption of IFRS at the changeover date.  The International Accounting Standards Board (“IASB”) will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all IFRS’s applicable at the conversion date are known.

The Company’s adoption of IFRS will require the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS.  IFRS 1 generally requires that an entity apply all IFRS’s effective at the end of its first IFRS reporting period retrospectively.  However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement.  Management is assessing the exemptions available under IFRS 1 and their impact on the Company’s future financial position.   On adoption of IFRS, the exemptions being considered by the Company that could result in material impacts are as follows:

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

Exemption	Application of exemption
Business combinations	The Company expects to elect not to restate any business combinations that occurred prior to September 1, 2010.
Cumulative translation differences	The Company expects to elect to reset cumulative translation differences for foreign operations to zero at September 1, 2010.

Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP.  Set out below are the key areas where changes in accounting policies are expected that may impact the Company’s consolidated financial statements.  The list and comments should not be regarded as a complete list of changes that will result from the transition to IFRS.  It is intended to highlight those areas management believes to be most significant.  However, the IASB has significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company’s consolidated financial statements.  Consequently, management’s analysis of changes and policy decisions have been made based on its expectations regarding the accounting standards that we anticipate will be effective at the time of transition.  The future impacts of IFRS will also depend on the particular circumstances prevailing in those years.  At this stage, management is not able to reliably quantify the impacts expected on the Company’s consolidated financial statements for these differences.  Please see the section entitled “Cautionary statement regarding forward-looking statements”.

Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

Key accounting area	Differences from Canadian GAAP, with potential impact for the Company
Presentation of Financial Statements (IAS 1)	Additional disclosures in the notes to financial statements.
Share-based Payments (IFRS 2)
Cash settled awards to employees are measured at fair value at the initial grant date and re-measured at fair value at the end of each reporting period.

The fair value of stock-based compensation awards are recognized using a graded vesting method based on the vesting period of the options.

Property, Plant and Equipment (IAS 16)
Componentization of significant real estate for separate amortization over a shorter useful life.

Remaining carrying value of underlying buildings subject to componentization amortized over a longer useful life.

Impairment of Assets (IAS 36)
Grouping of assets in cash generating units (CGU’s) on the basis of independent cash inflows for impairment testing purposes, using a discounted cash flow method (DCF) in a single-step approach.

Goodwill allocated to and tested in conjunction with its related CGU or group of CGU’s that benefit from collective synergies.

Under certain circumstances, previous impairment taken (other than goodwill) required to be reversed.

Interests in Joint Ventures (IAS 31)	Joint venture interests accounted for using the equity method effective for fiscal periods beginning after January 1, 2013.
Income Taxes (IAS 12)	Recognition and measurement criteria for deferred tax assets and liabilities may differ.
Intangible Assets (IAS 38)	Reinstatement of amortization of indefinite-lived intangibles. Consideration of the nature of program rights and related amortization method.
Business Combinations and Minority Interests (IFRS 3R)
Acquisition-related and restructuring costs expensed as incurred and contingent consideration recorded at its fair value on acquisition date; subsequent changes in fair value of contingent consideration classified as a liability recognized in earnings.

Changes in ownership interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Non-controlling interests presented as a separate component of shareholders’ equity.

CORUS ENTERTAINMENT INC.
Third Quarter Report to Shareholders

This is not an exhaustive list of all of the changes that could occur during the transition to IFRS. At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable.

The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue to issue new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.

The Company’s IFRS conversion project is progressing according to schedule.

There are no pending accounting changes under Canadian GAAP that will be adopted prior to conversion to IFRS.

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)	As at May 31,	As at August 31,
(in thousands of Canadian dollars)	2011	2010
ASSETS (note 6)
Current
Cash and cash equivalents	60,425	7,969
Accounts receivable	189,909	161,645
Income taxes recoverable	-	1,781
Prepaid expenses and other	9,797	17,040
Program and film rights	146,039	159,526
Future tax asset	5,482	6,129
Current assets of discontinued operations (note 16)	-	14,951
Total current assets	411,652	369,041

Tax credits receivable	47,992	39,597
Investments and other assets (note 3)	44,595	22,595
Property, plant and equipment	168,541	147,905
Program and film rights	111,696	88,484
Film investments (note 4)	103,975	100,454
Broadcast licenses	541,248	541,248
Goodwill	671,827	671,827
Long-term assets of discontinued operations (note 16)	-	78,104
	2,101,526	2,059,255

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (note 5)	211,357	193,342
Income taxes payable	14,667	336
Current liabilities of discontinued operations (note 16)	-	9,744
Total current liabilities	226,024	203,422

Long-term debt (note 6)	620,114	691,891
Other long-term liabilities (notes 5, 7 and 8)	98,256	88,003
Future tax liability	93,336	89,651
Long-term liabilities of discontinued operations (note 16)	-	12,285
Total liabilities	1,037,730	1,085,252

Non-controlling interest	18,947	18,055

SHAREHOLDERS’ EQUITY
Share capital (note 8)	879,058	856,655
Contributed surplus (note 8)	9,142	11,780
Retained earnings	169,663	98,669
Accumulated other comprehensive loss (note 15)	(13,014)	(11,156)
Total shareholders’ equity	1,044,849	955,948
	2,101,526	2,059,255

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME
	Three months ended		Nine months ended
(unaudited)	May 31,		May 31,
(in thousands of Canadian dollars except per share amounts)	2011	2010	2011	2010
Revenues	211,788	198,387	625,020	580,094
Direct cost of sales, general and
administrative expenses (note 14)	134,511	128,940	398,130	375,642
Depreciation	6,203	4,716	18,364	13,365
Interest expense (notes 6 and 9)	14,693	15,002	45,883	34,549
Disputed regulatory fees	-	-	-	(14,015)
Debt refinancing (note 6)	-	-	-	14,256
Restructuring (note 5)	93	-	2,342	-
Other expense (income), net (notes 10 and 14)	(969)	6,421	(2,211)	7,788
Income from continuing operations before income taxes
and non-controlling interest	57,257	43,308	162,512	148,509
Income tax expense (note 11)	14,900	13,093	45,212	31,555
Non-controlling interest	3,128	1,960	6,956	4,468
Net income for the period from continuing operations	39,229	28,255	110,344	112,486
Net income for the period from discontinued operations (note 16)	-	3,156	6,743	7,436
Net income for the period	39,229	31,411	117,087	119,922

Basic earnings per share (note 8)
From continuing operations	$0.48	$0.35	$1.35	$1.40
From discontinued operations	$-	$0.04	$0.08	$0.09
	$0.48	$0.39	$1.43	$1.49

Diluted earnings per share (note 8)
From continuing operations	$0.47	$0.35	$1.34	$1.39
From discontinued operations	$-	$0.04	$0.08	$0.09
	$0.47	$0.39	$1.42	$1.48

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	Three months ended		Nine months ended
(unaudited)	May 31,		May 31,
(in thousands of Canadian dollars)	2011	2010	2011	2010
Net income for the period	39,229	31,411	117,087	119,922
Other comprehensive income (loss), net of tax
Unrealized foreign currency translation adjustment	4	(16)	(1,857)	(540)
Unrealized change in fair value of available-for-sale
investments, net of tax	(77)	277	(1)	289
Unrealized change in fair value of cash flow hedges,
net of tax	-	-	-	3,431
Recognition of change in fair value of cash flow
hedge in net income, net of tax	-	-	-	9,244
	(73)	261	(1,858)	12,424
Comprehensive income for the period	39,156	31,672	115,229	132,346

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Three months ended		Nine months ended
(unaudited)	May 31,		May 31,
(in thousands of Canadian dollars)	2011	2010	2011	2010
Share capital
Balance, beginning of period	869,622	846,747	856,655	840,602
Issuance of shares under stock option plan	5,043	5,779	12,954	10,510
Other	4,393	1,307	9,449	2,721
Balance, end of period	879,058	853,833	879,058	853,833

Contributed surplus
Balance, beginning of period	10,274	15,177	11,780	17,303
Stock-based compensation (note 8)	288	(1,181)	810	672
Settlement and modification of long-term
incentive plan (note 8)	-	(1,186)	-	(4,659)
Exercise of stock options	(1,420)	(909)	(3,448)	(1,415)
Balance, end of period	9,142	11,901	9,142	11,901

Retained earnings
Balance, beginning of period	145,915	84,785	98,669	20,380
Net income for the period	39,229	31,411	117,087	119,922
Dividends	(15,481)	(12,169)	(46,093)	(36,275)
Balance, end of period	169,663	104,027	169,663	104,027

Accumulated other comprehensive loss
Balance, beginning of period	(12,941)	(11,844)	(11,156)	(24,007)
Other comprehensive income (loss), net of tax	(73)	261	(1,858)	12,424
Balance, end of period	(13,014)	(11,583)	(13,014)	(11,583)

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Nine months ended
(unaudited)	May 31,		May 31,
(in thousands of Canadian dollars)	2011	2010	2011	2010
OPERATING ACTIVITIES
Net income for the period	39,229	31,411	117,087	119,922
Net income from discontinued operations	-	(3,156)	(6,743)	(7,436)
Add (deduct) non-cash items:
Depreciation	6,203	4,716	18,364	13,365
Amortization of program rights	44,301	40,901	129,528	123,974
Amortization of film investments	8,830	10,984	30,941	26,126
Future income taxes	2,541	(777)	3,365	(14,629)
Non-controlling interest	3,128	1,960	6,956	4,468
Stock option expense	288	216	810	672
Imputed interest	2,827	2,458	7,911	5,926
Debt refinancing	-	-	-	14,256
Other	(809)	(60)	(2,403)	(448)
Net change in non-cash working capital
balances related to operations	7,353)	14,489	(6,439)	18,688
Payment of program and film rights	(41,686)	(41,272)	(114,814)	(125,545)
Net additions to film investments	(23,131)	(13,846)	(56,251)	(46,843)
Cash provided by operating activities from continuing operations	49,074	48,024	128,312	132,496
Cash provided by (used in) operating activities from discontinuedoperations	-	325	(2,542)	715
Cash provided by operating activities	49,074	48,349	125,770	133,211

INVESTING ACTIVITIES
Additions to property, plant and equipment	(5,387)	(21,846)	(32,602)	(51,352)
Business combinations	-	-	-	(36,000)
Net cash flows for investments and other assets	210	(580)	(4,057)	2,284
Decrease in public benefits associated with acquisitions	(350)	(601)	(932)	(1,079)
Cash used in investing activities from continuing operations	(5,527)	(23,027)	(37,591)	(86,147)
Cash provided by (used in) investing activities from discontinuedoperations	-	(322)	74,996	(715)
Cash provided by (used in) investing activities	(5,527)	(23,349)	37,405	(86,862)

FINANCING ACTIVITIES
Decrease in bank loans	(28,458)	(24,895)	(73,222)	(454,576)
Issuance of senior unsecured guaranteed notes	-	-	-	500,000
Financing and swap termination fees	(718)	-	(718)	(30,997)
Issuance of shares under stock option plan	3,622	4,870	9,506	9,095
Dividends paid	(11,023)	(11,078)	(34,572)	(33,725)
Dividends paid to non-controlling interest	(741)	-	(5,107)	(9,260)
Other	(2,282)	265	(6,606)	(3,179)
Cash used in financing activities from continuing operations	(39,600)	(30,838)	(110,719)	(22,642)

Net change in cash and cash equivalents during the period
from continuing operations	3,947	(5,841)	(19,998)	23,707
Net change in cash and cash equivalents during the period
from discontinued operations	-	3	72,454	-
Net change in cash and cash equivalents during the period	3,947	(5,838)	52,456	23,707
Cash and cash equivalents, beginning of period	56,478	40,467	7,969	10,922
Cash and cash equivalents, end of period	60,425	34,629	60,425	34,629

Supplemental cash flow disclosures (note 14)

See accompanying notes

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2011
(in thousands of Canadian dollars, except share information)

1.   BASIS OF PRESENTATION

These interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries (“Corus” or the “Company”).  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements.  As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2010.

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.  Each of the broadcasting businesses [Radio and Television] has unique seasonal aspects.

For the broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter tend to be the weakest, consistent with lower consumer spending in winter months.

2.   SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the fiscal 2010 annual consolidated financial statements.

3.	INVESTMENTS AND OTHER ASSETS

	As at May 31,	As at August 31,
	2011	2010
Equity investments	10,707	7,914
Trade mark intangible assets	28,729	11,744
Other	5,159	2,937
	44,595	22,595

4.	FILM INVESTMENTS

	As at May 31,	As at August 31,
	2011	2010
Projects in development and in process, net of advances	29,349	27,712
Completed projects and distribution rights	45,066	47,205
Investments in third-party-produced film projects	29,560	25,537
	103,975	100,454

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2011
(in thousands of Canadian dollars, except share information)

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at May 31, 2011, the Company had $5,741 (August 31, 2010 - $13,756) in accrued restructuring expenses in accounts payable and accrued liabilities and other long-term liabilities that remain unpaid.  In fiscal 2011, $8,015 has been paid in respect of these provisions.  The Company has paid and expensed additional restructuring costs in fiscal 2011 of $2,342 relating to employee costs and redundant rent.  The Company anticipates that these provisions will be substantially paid in fiscal 2011.

6.	LONG-TERM DEBT

	As at May 31,	As at August 31,
	2011	2010
Bank loans	134,793	208,015
Senior unsecured guaranteed notes	500,000	500,000
Unamortized financing fees	(14,679)	(16,124)
	620,114	691,891

In the second quarter of fiscal 2010, the Company closed an offering of $500,000 principal amount of 7.25% senior unsecured guaranteed notes due February 10, 2017 (the “Notes”).

Concurrent with the closing of the offering of the Notes, the Company entered into an amended credit facility with a syndicate of banks that matures on February 11, 2014.  The amount committed is $500,000, which is available on a revolving basis.

The transactions noted above resulted in the Company recording a $14,256 debt refinancing cost in the second quarter of fiscal 2010.  The components of this cost include mark-to-market payments on the interest rate swap agreement termination and the write-off of unamortized financing fees related to the bank loans that were settled.

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptances and LIBOR.  As at May 31, 2011, the weighted average interest rate on the outstanding bank loans and Notes was 6.9%. Interest on the bank loans, including the impact of the swap, and Notes averaged 5.1% for the first three quarters of fiscal 2010.

The banks hold as collateral a first ranking charge on all assets and undertakings of Corus and certain of Corus’ subsidiaries as designated under the credit agreements.  Under the facility, the Company has undertaken to maintain certain financial covenants.  Management has determined that the Company was in compliance with the covenants provided under the bank loans as at May 31, 2011.

On March 11, 2011, the Company’s $500,000 credit facility with a syndicate of banks was amended.  The principal amendments were to reduce interest margins applicable to floating interest rates and a one year extension of the maturity date to February 11, 2015.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2011
(in thousands of Canadian dollars, except share information)

7.	OTHER LONG-TERM LIABILITIES

	As at May 31,	As at August 31,
	2011	2010
Public benefits associated with acquisitions	3,109	3,980
Unearned revenue	8,121	8,942
Program rights payable	46,070	31,959
Long-term employee obligations	11,070	9,830
Deferred leasehold inducements	7,400	3,698
Merchandising and trade mark liabilities	11,482	13,745
Capital lease accrual	11,005	15,849
	98,257	88,003

8.  SHARE CAPITAL

Authorized

The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares (“Class A Voting Shares”), as well as an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares, and Class 1 and Class 2 Preferred Shares.

Issued and outstanding

The changes in the Class A Voting Shares and Class B Non-Voting Shares since August 31, 2010 are summarized as follows:

	Class A		Class B
	Voting Shares		Non-Voting Shares		Total
	#	$	#	$	$
Balance as at August 31, 2010	3,444,128	26,671	77,695,238	829,984	856,655
Conversion of Class A Voting Shares
to Class B Non-Voting Shares	(4,916)	(38)	4,916	38	-
Issuance of shares under Stock
Option Plan	-	-	779,540	12,954	12,954
Issuance of shares under dividend
reinvestment plan	-	-	449,673	9,338	9,338
Repayment of executive stock
purchase loans				112	112
Balance as at May 31, 2011	3,439,212	26,633	78,929,367	852,426	879,059

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2011
(in thousands of Canadian dollars, except share information)

Earnings per share

The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings per share amounts:

	Three months ended		Nine months ended
	May 31,		May 31,
	2011	2010	2011	2010
Net income for the period (numerator)
From continuing operations	39,229	28,255	110,344	112,486
From discontinued operations	-	3,156	6,743	7,436
Net Income for the period	39,229	31,411	117,087	119,922

Weighted average number of shares outstanding (denominator)
Weighted average number of shares
outstanding - basic	82,216	80,827	81,686	80,427
Effect of dilutive securities	395	664	604	678
Weighted average number of shares
outstanding - diluted	82,611	81,491	82,290	81,105

The calculation of diluted earnings per share for the third quarter and year-to-date of fiscal 2011 excluded 212,200 and 235,800 (2010 - 254,278 and 258,046) weighted average Class B Non-Voting Shares issuable under the Company’s Stock Option Plan because these options were not “in-the-money”.

Stock option plan

Under the Company’s Stock Option Plan (the “Plan”), the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company.  The number of Class B Non-Voting Shares which the Company is authorized to issue under the Plan is 10% of the issued and outstanding Class B Non-Voting Shares.  All options granted are for terms not to exceed 10 years from the grant date.  The exercise price of each option equals the market price of the Company’s stock on the date of the grant.  Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

A summary of the changes to the stock options outstanding since August 31, 2010 is presented as follows:

	Number of options (#)	Weighted average
		exercise price ($)
Outstanding as at August 31, 2010	2,811,588	14.95
Granted	261,900	19.15
Forfeited or expired	(33,875)	21.33
Exercised	(779,540)	12.19
Outstanding as at May 31, 2011	2,260,073	16.29

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2011
(in thousands of Canadian dollars, except share information)

As at May 31, 2011, the Company has outstanding stock options for 2,260,073 Class B Non-Voting Shares, of which 1,467,968 are exercisable.

The fair value of each option granted since September 1, 2003 was estimated on the date of the grant using the Black-Scholes option pricing model.  The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. In fiscal 2011, the Company has recorded stock-based compensation expense for the third quarter and year-to-date of $288 and $811 (2010 - $216, and $672).  This charge has been credited to contributed surplus.  Unrecognized stock-based compensation expense at May 31, 2011 related to the Plan was $2,325 (2010 - $2,335).

The fair value of each option granted in fiscal 2011 and 2010 was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Fiscal 2011	Fiscal 2010
Fair value	$4.26	$3.65
Expected life	5.8 years	5.6 years
Risk-free interest rate	2.06%	2.77%
Dividend yield	3.8%	3.4%
Volatility	29.0%	28.7%

Performance share units

The Company has granted Performance Share Units (“PSUs”) to certain employees. Each PSU entitles the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the Toronto Stock Exchange at the end of the restriction period, multiplied by the number of vested units determined by achievement of specific performance-based criteria.  The stock-based compensation expense recorded for the third quarter and year-to-date in respect of the PSU plan was $155 and $686 (2010 - $480 and $1,062), respectively.

Long-term incentive plan

In the first quarter of fiscal 2011, 227,100 units were granted under this plan (2010 - 570,341 units), with vesting periods between two and five years.  The stock-based compensation expense recorded for the third quarter and year-to-date in respect of this plan was $1,490 and $5,001 (2010 - $1,800 and $4,092), respectively.  This charge has been credited to other long-term liabilities.

Units that vested on August 31, 2009 were paid in cash in September 2009.  This resulted in a reduction of $3,473 to contributed surplus in the first quarter of fiscal 2010.

In the third quarter of fiscal 2010, the plan text was modified to remove the option of settling the plan in shares.  As a result, the amounts previously credited to contributed surplus were transferred to other long-term liabilities.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2011
(in thousands of Canadian dollars, except share information)

Dividend reinvestment plan

In September 2009, the Company announced that its Board of Directors had approved a discount for Class B Non-Voting Shares issued from treasury pursuant to the terms of its dividend reinvestment plan.  In the first three quarters of fiscal 2011, the Company issued 449,673 Class B Non-Voting Shares, resulting in an increase in share capital of $9,338.

Other

The Company allows directors and senior management to receive their director’s fees or short-term incentive compensation, respectively, in the form of deferred share units.  Each deferred share unit has the same value as a Class B Non-Voting Share. These deferred share units are fully vested upon grant, and the value is paid in cash to the holder following termination of service or employment.  At May 31, 2011, there were 176,687 deferred share units outstanding.

9.	INTEREST EXPENSE

	Three months ended		Nine months ended
	May 31,		May 31,
	2011	2010	2011	2010
Interest on long-term debt	11,168	11,372	34,204	25,223
Imputed interest on long-term liabilities	2,827	2,458	7,911	5,926
Other	698	1,172	3,768	3,400
	14,693	15,002	45,883	34,549

10.	OTHER EXPENSE (INCOME), NET

	Three months ended		Nine months ended
	May 31,		May 31,
	2011	2010	2011	2010
Interest income	(101)	(138)	(630)	(1,231)
Foreign exchange losses / (gains)	(26)	468	(2,290)	(199)
Income from equity investments	(259)	(62)	(1,110)	(570)
Other	(583)	6,153	1,819	9,788
	(969)	6,421	(2,211)	7,788

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2011
(in thousands of Canadian dollars, except share information)

11. INCOME TAXES

The reconciliation of income taxes attributable to operations computed at the statutory rates to income tax expense for year-to-date fiscal 2011 and 2010 is as follows:

	Fiscal 2011		Fiscal 2010
	$	%	$	%
Tax at combined federal and provincial rate	47,127	29.0%	47,270	29.1%
Future tax recovery resulting from tax rate change	-	-	(14,268)	(8.6%)
Other	(1,915)	(1.2%)	(1,447)	(0.9%)
	45,212	27.9%	31,555	19.6%

12. BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through two operating divisions and five segments:

Radio

The Radio division comprises 37 radio stations, situated primarily in urban centres in Canada.  Revenues are derived from advertising aired over these stations.

Television

The Television division includes interests in several specialty television networks, pay television services, conventional television stations, and the Nelvana content business.  Revenues are generated from subscriber fees, advertising and the licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies of the most recent audited consolidated financial statements. Management evaluates each business segment’s performance based on revenues less direct cost of sales, general and administrative expenses.

Divisional results

Three months ended May 31, 2011
	Radio	Television	Corporate	Consolidated
Revenues	50,745	161,043	-	211,788
Direct costs of sales, general
and administrative expenses	34,745	92,508	7,258	134,511
Segment profit (loss)	16,000	68,535	(7,258)	77,277
Depreciation	817	736	4,650	6,203
Interest expense	(74)	6,182	8,585	14,693
Restructuring	79	6	8	93
Other expense (income), net	(515)	396	(850)	(969)
Income (loss) before income taxes
and non-controlling interest	15,693	61,215	(19,651)	57,257

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2011
(in thousands of Canadian dollars, except share information)

Three months ended May 31, 2010
	Radio	Television	Corporate	Consolidated
Revenues	51,374	147,013	-	198,387
Direct costs of sales, general
and administrative expenses	33,868	87,561	7,511	128,940
Segment profit (loss)	17,506	59,452	(7,511)	69,447
Depreciation	1,001	1,819	1,896	4,716
Interest expense	670	1,296	13,036	15,002
Other expense (income), net	411	1,256	4,754	6,421
Income (loss) before income taxes
and non-controlling interest	15,424	55,081	(27,197)	43,308

Nine months ended May 31, 2011
	Radio	Television	Corporate	Consolidated
Revenues	148,031	476,989	-	625,020
Direct costs of sales, general
and administrative expenses	103,845	271,337	22,948	398,130
Segment profit (loss)	44,186	205,652	(22,948)	226,890
Depreciation	2,313	3,255	12,796	18,364
Interest expense	2,398	18,459	25,026	45,883
Restructuring	750	9	1,583	2,342
Other expense (income), net	(1,009)	(1,822)	620	(2,211)
Income (loss) before income taxes
and non-controlling interest	39,734	185,751	(62,973)	162,512

Nine months ended May 31, 2010
	Radio	Television	Corporate	Consolidated
Revenues	144,852	435,242	-	580,094
Direct costs of sales, general
and administrative expenses	100,622	255,518	19,502	375,642
Segment profit (loss)	44,230	179,724	(19,502)	204,452
Depreciation	3,079	5,596	4,690	13,365
Interest expense	2,816	3,651	28,082	34,549
Disputed regulatory fees	(6,722)	(7,293)	-	(14,015)
Debt refinancing	-	-	14,256	14,256
Other expense (income), net	512	563	6,713	7,788
Income (loss) before income taxes
and non-controlling interest	44,545	177,207	(73,243)	148,509

The corporate results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

In addition to evaluating performance of the divisions in total, management also measures performance at the operating segment level.  The following tables present further details on the operating segments within the Radio and Television divisions:

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2011
(in thousands of Canadian dollars, except share information)

Revenues by segment
	Three months ended		Nine months ended
	May 31,		May 31,
	2011	2010	2011	2010
Radio
West	23,499	25,142	69,301	71,219
Ontario	27,246	26,232	78,730	73,633
	50,745	51,374	148,031	144,852

Television
Kids	65,986	57,425	208,812	182,071
Specialty and Pay	95,057	89,588	268,177	253,171
	161,043	147,013	476,989	435,242

Segment profit
	Three months ended		Nine months ended
	May 31,		May 31,
	2011	2010	2011	2010
Radio
West	7,918	9,208	21,526	23,962
Ontario	8,082	8,298	22,660	20,268
	16,000	17,506	44,186	44,230

Television
Kids	27,961	23,233	92,323	78,799
Specialty and Pay	40,574	36,219	113,329	100,925
	68,535	59,452	205,652	179,724

Revenues by type
	Three months ended		Nine months ended
	May 31,		May 31,
	2011	2010	2011	2010
Advertising	104,374	99,739	306,873	288,222
Subscriber fees	76,176	72,328	225,537	211,225
Other	31,238	26,320	92,610	80,647
	211,788	198,387	625,020	580,094

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2011
(in thousands of Canadian dollars, except share information)

13.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:
	Three months ended		Nine months ended
	May 31,		May 31,
	2011	2010	2011	2010
Interest paid	2,802	2,369	27,604	17,050
Interest received	101	138	630	1,231
Income taxes paid	4,152	7,293	27,043	27,141

14. FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income (loss) as a result of exposure to foreign currency exchange rate fluctuations. A portion of these gains and losses relates to operating activities while other portions are of a financing nature.  Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended		Nine months ended
	May 31,		May 31,
	2011	2010	2011	2010
Direct costs of sales, general and administrative expenses	(162)	(376)	(912)	(483)
Other expense (income), net	(26)	468	(2,290)	(199)
Total foreign exchange gains	(188)	92	(3,202)	(682)

15.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	As at May 31,	As at August 31,
	2011	2010
Foreign currency translation adjustment	(13,355)	(11,498)
Unrealized gain on available-for-sale investments, net of tax	341	342
	(13,014)	(11,156)

16. BUSINESS COMBINATIONS AND DIVESTITURES

In the second quarter of fiscal 2011, the Company completed the sale of its Quebec radio stations.  The CRTC approved the disposition on December 17, 2010 and the sale closed February 1, 2011 with a purchase price of $84 million.  As a result, certain figures for fiscal 2010 for assets and liabilities and operating results have be re-classified to assets and liabilities of discontinued operations, and net income for the period from discontinued operations in accordance with CICA Handbook Section 3475 - Disposal of Long-Lived Assets and Discontinued Operations.  The summarized financial information for the discontinued Quebec radio operations is shown below:

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2011
(in thousands of Canadian dollars, except share information)

	As at May 31,	As at August 31,
	2011	2010
Current assets of discontinued operations
Accounts receivable	-	13,489
Prepaid and other assets	-	1,462
Total current assets of discontinued operations	-	14,951

Investments and other assets	-	304
Capital assets	-	13,680
Broadcast licenses and goodwill	-	64,120
Total assets of discontinued operations	-	93,055

Current liabilities of discontinued operations
Accounts payable and accrued liabilities	-	10,080
Income taxes payable	-	(336)
Total current liabilities of discontinued operations	-	9,744

Other long-term liabilities	-	3,420
Future tax liability	-	8,865
Total liabilities of discontinued operations	-	22,029

	Three months ended		Nine months ended
	May 31,		May 31,
	2011	2010	2011	2010
Revenues	-	20,052	28,836	53,338
Direct cost of sales, general and administrative expenses	-	15,681	24,738	45,302
Segment profit	-	4,371	4,098	8,036
Expenses (1)	-	(295)	221	(3,058)
Income from discontinued operations	-	4,666	3,877	11,094
Gain on disposal	-	-	4,102	-
Income tax expense	-	1,510	1,236	3,658
Net income for the period from discontinued
operations	-	3,156	6,743	7,436

Disposition equation
Proceeds from sale	80,000
Working capital adjustment	4,000
Adjusted proceeds from sale	84,000
Net book value	(75,846)
Transaction costs	(4,052)
Gain on sale	4,102

(1) includes $446 in restructuring charges as at February 28, 2011

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2011
(in thousands of Canadian dollars, except share information)

In the first quarter of fiscal 2010, the Company completed the acquisition of the specialty television services Drive-In Classics and SexTV.  The Canadian Radio-television and Telecommunications Commission approved the acquisition on November 19, 2009 and the Company took over ownership and operation of these services, rebranded as Sundance Channel and W Movies, respectively, on November 30, 2009.  The results of operations of these services, as well as their assets and liabilities, are included in the Specialty and Pay segment of the Television division effective December 1, 2009.  The total cash consideration paid was $40.0 million, less a 10% holdback pending the completion of certain closing procedures.  The Company released the holdback in the fourth quarter of fiscal 2010.  The purchase equation, which was accounted for using the purchase method, is summarized below:

Assigned value of net assets acquired:
Broadcast licenses	25,397
Goodwill	18,603
Other long-term liabilities	(4,000)
40,000
Holdback	(4,000)
Cash consideration given	36,000

17. SUBSEQUENT EVENTS

On June 14, 2011, the Company announced that the Toronto Stock Exchange (“TSX”) had accepted the notice filed by the Company of its intention to make a Normal Course Issuer Bid for its Class B Non-Voting Participating Shares through the facilities of the TSX, or other alternative Canadian trading system.  The Company intends to purchase for cancellation a maximum of 3,900,000 Class B Non-Voting Participating Shares.

On June 22, 2011, the Company made a commitment in an investment fund (the “Fund”) that enables private negotiation of equity and equity related investments in opportunities that enable or significantly benefit from mobile devices.  The Company has committed up to $25 million U.S. dollars for investment in the Fund.